Exhibit 99.1

NEWS RELEASE

Not for distribution to U.S. news wire services or dissemination in the United States.

May 10, 2016

Enerplus Announces C$200 million Bought Deal Financing

CALGARY, Alberta – Enerplus Corporation (“Enerplus” or the “Company”) (TSX: ERF, NYSE: ERF) has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, RBC Capital Markets and TD Securities Inc., under which the underwriters have agreed to buy on a bought deal basis 29,000,000 common shares of the Company (the “Common Shares”) at a price of C$6.90 per Common Share for gross proceeds of C$200,100,000 (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any and for market stabilization purposes. The Offering is expected to close on May 31, 2016 and is subject to Enerplus receiving all necessary regulatory and stock exchange approvals, and other customary conditions to closing.

The net proceeds from the Offering will be used to reduce indebtedness under the Company's bank credit facility, to fund its capital expenditures and for general corporate purposes.

The Common Shares will be offered by way of a short form prospectus in all of the provinces and territories of Canada and may also be offered by way of private placement in the United States.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Additional corporate information can be found in our website at www.enerplus.com or on www.sedar.com.

Forward Looking Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, the completion of the Offering, including timing thereof and use of net proceeds therefrom. The forward-looking statements contained in this news release are based on certain assumptions, which management of Enerplus considers reasonable, and include, among others, expectation that the Offering will be completed, substantially on terms and within the timeframe described herein. The forward-looking statements contained in this news release necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, Enerplus' failure to complete the Offering, on the terms and within the timeframe described herein or at all, and those described in Enerplus’ filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

About Us

Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on providing both growth and income to its shareholders.

For further information, please contact:

Ian C. Dundas

President & Chief Executive Officer

Main Phone: (403) 298 2200

Or

Investor Relations

Phone: 1 800 319-6462

Email: investorrelations@enerplus.com